FOR IMMEDIATE RELEASE


                         PHOTOCHANNEL INTERIM FINANCIALS

 Transactional revenues increase 415% quarter over quarter, Q3 2003 to Q3 2004.


VANCOUVER,  BC - August 24, 2004 -  PhotoChannel  Networks  Inc.  (TSX - V: PNI;
OTCBB: PHCHF) ("PhotoChannel" or the "Company"), one of North America's leading digital imaging technology providers, today reported its third quarter fiscal 2004 financial statements for the nine-month period ended June 30, 2004.

PhotoChannel is now focusing its sales efforts on the US market. The Canadian marketplace, where PhotoChannel provides the dominant online solution for photofinishers, continues to accelerate rapidly.

During the quarter, the Company also saw certain of its large retail partners continue an aggressive marketing campaign of their online service and the Company believes that this will continue in their attempt to maintain and increase market share.

"PhotoChannel is pleased to report another strong quarter of revenues," stated Peter Scarth, PhotoChannel CEO. "During the quarter our development engineers were focused on building a grid network and moving our Network solution to TELUS' co-location facility. Although these activities will benefit PhotoChannel over the long-term, they did result in scheduled downtime, which negatively affected website and transactional fees during the quarter. Notwithstanding these extraordinary items, the number of orders processed during this quarter increased by 56.5% over the prior quarter of 2004. Moving forward, the Company anticipates certain of its retailers will increase their digital imaging infrastructure and begin printing directly in-store, resulting in a significant monthly increase in PhotoChannel's network fees. The Company is also encouraged by the exponential growth in the number of orders processed by stores that have adopted the one hour model of printing in-store."

THIRD QUARTER FINANCIALS

Revenue for the nine months ended June 30, 2004 was $621,631 versus $284,366 for the same period last year. Revenue increased 119% for the period ended June 30, 2004, compared to the same period last year, due to the photofinishing retailers that have now contracted with the Company for an online solution. Including deferred revenue, below, revenue for the nine months increased by 146% compared to the same period last year.

The largest increase in revenue has resulted from the retailer's customer's acceptance and usage of an online solution for the purchasing of prints and gifting items from their digital images. This increase has resulted in the Company's transactional revenues during the first nine months of fiscal 2004 growing to $283,953 from $55,117 for the corresponding period during fiscal 2003, a 415% increase.

For the nine months ended June 30, 2004 website fees were $170,120 (subsequent to the deferral below), compared to $150,301 for the first nine months of fiscal 2003, an increase of $19,819. The Company now defers revenue from website fees earned for the initial set-up of a customer and recognizes it as income over the estimated term of the customer relationship period. At June 30, 2004, the Company had deferred revenue of $138,629 of which $108,629 has resulted from work performed in fiscal 2004. For comparative purposes, had the Company not adopted this deferral policy at the end of fiscal 2003, website revenue would have been $78,629 higher for the nine months ended June 30, 2004.

The Company's revenue for installation fees increased by $65,608 from $8,460 for the nine months ended June 30, 2003 to $74,068 for this corresponding period of fiscal 2004. This 776% increase is the result of the Company's customers starting to print in-store thereby offering the consumer the equivalent of one-hour digital photofinishing.

During the nine months ended June 30, 2004, the Company reported a gross profit of $420,981 versus $228,644 for the comparable period of 2003, an increase of 84%. The gross margin, as a percentage of revenue, was partially reduced due to lower gross margins associated with the one time initial physical setup of retailer locations for in-store printing, along with the printing and sale of the physical prepaid cards. The subsequent usage of the prepaid cards by customers will result in the Company recording transactional revenue with the same gross margins as those received with similar online orders at the time of use.

The Company recorded a nine-month net loss attributable to common shareholders of $1,791,283 or $0.01 per share compared to $1,853,492 or $0.02 per share in the same period last year. Losses incurred by the Limited Partnership in fiscal 2003 were allocated first to the Limited Partnership units to the extent of their equity investment and thereafter to the Company. The Company previously attributed all losses to the Company. Accordingly, the loss for fiscal 2003 has been restated for comparative purposes to allocate losses to the Limited Partnership units to the extent of the equity. This restatement has had the effect of reducing fiscal 2003's net loss for the nine-month period attributed to the Company's common shareholders by $127,410.

The Company's costs of operations for the nine-month period were $2,287,869, as compared to $2,254,292 during the same period last year. This increase of 1.5% was primarily the result of an increase in staffing in research and development, offset by a reduction in general and administration and amortization costs.

ABOUT PHOTOCHANNEL

Founded in 1995, PhotoChannel is a leading digital imaging technology provider for a wide variety of businesses including photofinishing retailers and telecommunications companies. PhotoChannel has created and manages the open standard PhotoChannel Network environment whose focus is delivering digital image orders from capture to fulfillment under the control of the originating PhotoChannel Network partner. There are now over 7500 retail locations worldwide accepting print orders from the PhotoChannel system. For more information on the Company visit www.photochannel.com.

Warning: The TSX Venture Exchange has neither approved nor disapproved the information contained in this release. PhotoChannel relies upon litigation protection for any "forward-looking" statements.


For more information visit www.photochannel.com.
Robert Chisholm, Chief Financial Officer
PhotoChannel Networks Inc.
rchisholm@photochannel.com
604.893.8955 ext. 224

INVESTOR INFORMATION: (866) 345 0115

PHOTOCHANNEL NETWORKS INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
FOR THE NINE MONTH PERIOD ENDED JUNE 30, 2004
UNAUDITED - PREPARED BY MANAGEMENT
(expressed in Canadian dollars)

                                                                      NINE MONTHS ENDED
                                                                ----------------------------------
                                                                JUNE 30, 2004        JUNE 30, 2003
                                                                ----------------------------------
REVENUE                                                         $     621,631        $     284,366

COST OF SALES                                                         200,650               55,722
                                                                ----------------------------------

GROSS PROFIT (LOSS)                                                   420,981              228,644
                                                                ----------------------------------

EXPENSES
   General and administration                                         918,649            1,102,169
   Sales and marketing                                                420,771              398,845
   Research and development                                           818,950              438,550
   Amortization                                                       129,499              314,728
                                                                ----------------------------------

                                                                    2,287,869            2,254,292
                                                                ----------------------------------

Net loss from operations                                           (1,866,888)          (2,025,648)

OTHER INCOME (LOSS)
Expense recovery                                                       48,759              163,419
Loss on disposal of property, plant and equipment                          --             (119,257)
Translation loss                                                       23,860                  334
Interest and miscellaneous income                                       2,986                  250
                                                                ----------------------------------
                                                                       75,605               44,746

NET (LOSS) GAIN FOR THE PERIOD                                     (1,791,283)          (1,980,902)

LOSS ATTRIBUTED TO LIMITED PARTNERSHIP                                     --              127,410
                                                                ----------------------------------

NET LOSS FOR THE YEAR ATTRIBUTED TO COMMON SHAREHOLDERS            (1,791,283)          (1,853,492)

DEFICIT - BEGINNING OF PERIOD                                     (40,176,059)         (37,726,075)

REDEMPTION OF LIMITED PARTNERSHIP UNITS                            (4,340,926)                  --
                                                                ----------------------------------

DEFICIT - END OF PERIOD                                         $ (46,308,268)       $ (39,579,567)
                                                                ==================================

(LOSS) GAIN PER SHARE ATTRIBUTABLE TO COMMON SHAREHOLDERS       $       (0.01)       $       (0.02)
                                                                ----------------------------------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING              136,382,394           89,065,268
                                                                ----------------------------------